January 29, 2007

Mr. Russell Mancuso

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Mail Stop 6010

Re:          Tyco International Ltd. Preliminary Proxy Statement — File No. 011-13836

On behalf of Tyco International Ltd. (the “Company” or “Tyco”), we submit this letter in response to the written comments (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) to the Company of January 26, 2007 concerning the Company’s Preliminary Proxy Statement on Schedule 14A originally filed on January 12, 2007 (the “Proxy Statement”).  The numbered paragraphs below restate the numbered paragraphs in the Comment Letter and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

1.  We note the letters from the Chairman and Chief Executive Officer which are attached to your correspondence dated January 23, 2007 as Exhibit A. Please ensure that you file those materials.

Response:

We acknowledge the Staff’s comment and will file the letters from the Chairman and Chief Executive Officer with the amended filing.

2.               Regarding your proposed revisions in response to prior comments 4 and 5:

•                  We note your reference to the Board’s consideration of the market price of Tyco’s common stock after the separation.  If the Board also considered the effect of the reverse split on the market price of the securities of the entities that will have publicly traded stock after the separation, please discuss that analysis.

Response:

The Board of Directors did not consider the effect of the reverse split on the stock prices of the Healthcare and Electronics businesses as the timing of the reverse stock split will not impact their post-distribution market prices.  The Board of Directors will establish a dividend ratio of the shares to be distributed to current Tyco shareholders without regard to the effect that the reverse stock split would have on the number of Tyco shares outstanding on the date the dividend is declared.  The number of shares in the Healthcare and Electronics businesses that we expect will be distributed to shareholders will remain constant as the Board of Directors will set a dividend ratio which will result in the issuance of the number of shares to reflect the appropriate capitalization.  For example, the desired number of shares for the Healthcare business is one billion, then, on the date the dividend is declared, if Tyco has two billion shares outstanding, the Board would use a 2 for 1 ratio to distribute one billion Healthcare shares.  If, on the date the dividend is declared, Tyco has five hundred million shares outstanding, the Board would use a 1 for 2 ratio to distribute one billion Healthcare shares.

•                  Please clarify whether you intend to complete the split before or after the separation.  If you may complete the split after the separation, please (1) explain the effect on the market price of the securities of the entities that will have publicly traded stock after the separation and (2) describe how you will determine whether to complete the split before or after the separation.

Response:

Absent unusual market conditions, the Board of Directors intends to complete the reverse stock split prior to the separation.  However, if the Board of Directors determines to execute the reverse stock split after distributing the dividend, the market price of the Healthcare and Electronics securities should not be impacted as we expect that the number of shares to be distributed to shareholders will remain constant.  The Board of Directors will set a dividend ratio which will result in the issuance of shares to reflect the appropriate capitalization without regard to the timing of executing the reverse stock split.

•                  Please expand your disclosure that the Board “intends to implement a reverse stock split only if and when it believes that it would optimize the long-term value of our common stock” to clarify how implementing the reverse stock split will accomplish this intent.

Response:

We acknowledge the Staff’s comment and will include the following additional disclosure in our amended filing in the section titled “Proposal Number One”.  The italicized text reflects the additional disclosure and is incorporated into our prior responses from January 23, 2007:

Because of possible price and volume volatility in Tyco equity securities at or near the time the Company executes the separation transaction, the proposal seeks authority for the Board of Directors that allows the Board of Directors to implement the reverse stock split at a time during which trading activity in Tyco common stock appears to be stable and orderly.  Absent unusual market conditions in Tyco common stock, the Board of Directors is likely to implement the reverse stock split at or near the time of separation.  The Board of Directors believes that implementing the reverse stock split is likely to bring the market price and trading ranges for Tyco common stock in line with the market prices and trading ranges for peer group manufacturing and industrial companies and promote the long-term value of our common stock.  However, the results of the shareholder vote on this proposal will not effect the Board of Directors decision to complete the separation transaction.  In addition, if the planned separation transaction does not occur, the Board of Directors is not likely to implement the reverse stock split.

•                  We note the last sentence of the proposed revision in your response to prior comment 5 indicates that you may complete the reverse split if you do not complete the separation.  Given that the disclosed reasons for the split appear to be based on the effect of the separation, please explain the factors the Board will consider in determining whether to implement the reverse stock split if the separation has not occurred by September 28, 2007.

Response:

We acknowledge the Staff’s comment and will include the following additional disclosure in our amended filing in the section titled “Proposal Number One”. The italicized text reflects the additional disclosure and is incorporated into our prior responses from January 23, 2007:

Because of possible price and volume volatility in Tyco equity securities at or near the time the Company executes the separation transaction, the proposal seeks authority for the Board of Directors that allows the Board of Directors to implement the reverse stock split at a time during which trading activity in Tyco common stock appears to be stable and orderly.  Absent unusual market conditions in Tyco common stock, the Board of Directors is likely to implement the reverse stock split at or near the time of separation.  However, the results of the shareholder vote on this proposal will not effect the Board of Directors decision to complete the separation transaction.  In addition, if the planned separation transaction does not occur, the Board of Directors is not likely to implement the reverse stock split.  In such circumstance, the Board of Directors, in determining whether to implement the reverse stock split, will consider the current trading range and market price for Tyco common stock in comparison to the market prices and trading ranges for peer group manufacturing and industrial companies.

Should you have additional questions, or wish to discuss this matter further, please contact me at your earliest convenience.

Best regards,

John S. Jenkins, Jr.

Vice President & Corporate Secretary

cc:  Brian Lane (w/enc.)

Enclosures